

07001693

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTLINC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2820 GREENSPOINT PARKWAY, SUITE 200
(No. and Street)

HOFFMAN ESTATES	IL	60169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RANDY GOGGINS (847)843-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HADDOX REID BURKES & CALHOUN PLLC
(Name – *if individual, state last, first, middle name*)

1100 AMSOUTH PLAZA	JACKSON	MS	39201
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 0 5 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, RANDY GOGGINS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTLINC SECURITIES, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Member
InvestLinc Securities, LLC
Hoffman Estates, Illinois

We have audited the accompanying statements of financial condition of InvestLinc Securities, LLC (a limited liability company) as of December 31, 2006 and 2005, and the related statements of income, changes in equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InvestLinc Securities, LLC as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2007

INVESTLINC SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CASH	$ 126,938	132,453
COMMISSIONS RECEIVABLE	66,662	529,662
PREPAID EXPENSES AND DEPOSITS	16,258	13,090
SECURITIES OWNED:		
Marketable, at market value	9,940	3,300
Not readily marketable, at estimated fair value	2,651	17,279
OFFICE EQUIPMENT AT COST, less accumulated depreciation of $7,499 and $10,113, respectively	7,421	9,386
	$ 229,870	705,170

LIABILITIES AND EQUITY

	2006	2005
LIABILITIES:		
Accounts payable	$ 35,268	2,048
Accrued commissions	12,000	24,256
Accrued payroll taxes	-	3,673
	47,268	29,977
EQUITY:		
Member's equity	182,602	675,193
	$ 229,870	705,170

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$ 1,121,342	1,669,547
OPERATING EXPENSES:		
Dues, registration fees and subscriptions	41,074	28,878
Marketing and consulting fees	100	6,000
Office rent and services	147,306	52,783
Office supplies and postage	17,561	17,656
Professional fees	12,445	21,545
Salaries and commissions	827,471	534,051
Taxes and licenses	2,772	10,888
Telephone	9,888	10,809
Travel and entertainment	19,772	20,533
Other operating expenses	10,381	11,009
	1,088,770	714,152
OPERATING INCOME	32,572	955,395
OTHER EXPENSE	(7,987)	(18,947)
NET INCOME	$ 24,585	936,448

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
BALANCE, January 1	$ 675,193	428,745
Net income	24,585	936,448
Distributions to Member	(517,176)	(690,000)
BALANCE, December 31	$ 182,602	675,193

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 24,585	936,446
Adjustments for differences between net income and cash from operating activities:		
Depreciation expense	3,350	3,225
(Increase) decrease in assets:		
Commissions receivable	245,000	(227,205)
Marketable securities	7,988	19,068
Prepaid expenses	(3,168)	(1,793)
Increase (decrease) in liabilities:		
Accounts payable	33,220	(9,081)
Accrued commissions	(12,256)	(50,944)
Accrued payroll taxes	(3,673)	2,816
Cash provided by operating activities	295,046	672,532
CASH FLOWS FROM INVESTING ACTIVITIES:		
Cash paid for purchase of office equipment	(1,385)	(1,807)
Cash used for investing activities	(1,385)	(1,807)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions	(299,176)	(600,000)
Cash used for financing activities	(299,176)	(600,000)
NET INCREASE (DECREASE) IN CASH	(5,515)	70,725
CASH AT BEGINNING OF YEAR	132,453	61,728
CASH AT END OF YEAR	$ 126,938	132,453
SUPPLEMENTAL SCHEDULE OF NONCASH OPERATING AND INVESTING ACTIVITIES:		
Distribution to Member of accounts receivable	$ 218,000	-
Distribution to Member of marketable securities	$ -	90,000

The accompanying notes are an integral part of these statements.

INVESTLINC SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is a Delaware limited liability company that is wholly-owned by The InvestLinc Group, LLC ("Parent"). The Company's primary source of income is selling limited partnership interests.

Cash and Cash Equivalents

The Company considers all checking accounts, money market accounts and investments purchased with an original maturity of three months or less to be cash and cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Security Transactions

Marketable securities are valued at market value. Securities not readily marketable are valued at cost which approximates fair value as determined by management.

Office Equipment and Depreciation

The equipment is stated at cost less accumulated depreciation. Depreciation is provided using the modified accelerated cost recovery system over the estimated useful lives of the assets.

Recognition of Revenue

The Company records commission income when its customers have collected funds from the investor and disbursements can be made from the escrow account.

Income Taxes

The Company is treated as a disregarded entity for Federal and State income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the income tax returns of the Member. The financial statements do not reflect a provision for income taxes.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2005 financial statements have been restated to conform to the classifications adopted in 2006.

NOTE 2 - BUSINESS, CREDIT AND OTHER CONCENTRATIONS

A major customer is a single customer generating 10% or more of total income. In 2006 and 2005, the Company generated commissions from one and four customers, respectively, that totaled approximately 90% and 79% of total revenue, respectively. At December 31, 2006 and 2005, receivables from these customers totaled $65,000 and $528,000, respectively.

The Company places its cash in high credit quality financial institutions. At times, such balances are in excess of the FDIC insurance limit.

NOTE 3 - RELATED PARTY TRANSACTIONS

Transactions with the Member and affiliated entities during the years ended December 31, 2006 and 2005 were as follows:

	2006	2005
Commissions receivable	$ 66,662	529,662
Commissions revenue	1,121,342	1,669,547
Office services	83,860	-

NOTE 3 - RELATED PARTY TRANSACTIONS - CONTINUED:

In 2005, the Company recorded a commission receivable and commission revenue of $240,000 related to an investment transaction involving its Parent and an affiliated entity. In 2006, the Company agreed not to charge a commission on the transaction and reduced commission receivables and the 2006 commission revenue by $240,000.

In 2006, the Company's payroll was processed and payroll taxes paid through a common paymaster account controlled by its Parent.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $88,119 (2005 - $117,164), which was $83,119 (2005 - $112,164) in excess of its required net capital of $5,000 (2005 - $5,000). The Company's net capital ratio was .54 to 1.

SUPPLEMENTAL INFORMATION

INVESTLINC SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

NET CAPITAL:		
Total equity:		$ 182,602
Deductions:		
Non-allowable assets from statement of financial condition:		
Office equipment, net		7,421
Prepaid expenses		16,258
Receivables from noncustomers		66,662
		90,341
Net capital before haircuts on security positions		92,261
Haircuts		4,142
Net capital		88,119
AGGREGATE INDEBTEDNESS:		
Items included on statement of financial condition	$ 47,268	
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness)		5,000
Excess net capital		$ 83,119
Ratios: Aggregate indebtedness to net capital		.54 to 1
RECONCILIATION WITH COMPANY COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2006):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report		$ 88,119
Differences		-
Net capital, per above		$ 88,119

INVESTLINC SECURITIES, LLC

OTHER SCHEDULES
DECEMBER 31, 2006 AND 2005

The following schedules are not being filed as they are inapplicable or not required:

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 is not applicable since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Information relating to the possession or control requirements under Rule 15c3-3 is not required since respondent does not carry securities accounts for customers or perform custodial functions relating to customer securities.

3. Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

4. Statement of Changes in Liabilities Subordinated to Claims of Creditors is not required since no liabilities of the respondent are subordinated to the general claims of creditors.

INVESTLINC SECURITIES, LLC

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

DECEMBER 31, 2006

HADDOX REID BURKES & CALHOUN PLLC
Certified Public Accountants

EMMITTE J. HADDOX
JIMMY E. BURKES
PAUL W. CALHOUN
M. GREGORY KING
TED B. EDWARDS
JAN F. LEWIS
CHERYL J. LEE
W.R. LEE ADAMS
WALTER J. LEE

1100 AMSOUTH PLAZA
P.O. DRAWER 22507
JACKSON, MISSISSIPPI 39225-2507
TELEPHONE 601/948-2924
FACSIMILE 601/960-9154

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Member
InvestLinc Securities, LLC
Hoffman Estates, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of InvestLinc Securities, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving control procedures and their operation that we consider to be a material weakness as defined above.

We understand that the practice and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haddox Reid Burkes & Calhoun PLLC

February 19, 2007

END